Contact

www.linkedin.com/in/
malcolmmathews (LinkedIn)

Top Skills

Planning
Driving Results
Communication

Languages

English (Native or Bilingual)
Mandarin (Elementary)

Malcolm Mathews

C-Suite Executive | Independent Board member | Investor | CleanTech | COO-Qnetic
Shanghai, China

Summary

Non-executive Board Director serving on boards of multiple majority and minority joint-ventures in China, Japan, Korea, Singapore, Philippines, Thailand, India, New Zealand, Singapore, Malaysia, Indonesia, etc., with strategic, financial, and management oversight, much of this over the last 15 years.

A global business executive with over 30 years of success leading organizations providing diverse technologies and services across multiple industries and business segments. Extensive global experience in strategic, financial, and operational leadership, from definition of performance benchmarks, formulation of strategy to P&L management, including extensive turnaround, business transformation and revitalization experience across much of Asia Pacific. In various roles, lead successful organizational development, joint-venture partner relationship management, IT implementation strategies, acquisitions & divestitures, and drove business performance across multiple cultures, languages, countries, and organizations.

Currently a member of the Core Sustainability Committee of AMCHAM (American Chamber of Commerce) Shanghai, with an intent to promote and guide the achievability of sustainability goals for both member companies and the community at large. Board Advisor to Energy Storage Startup (Shanghai).

Experience

Qnetic

COO, Head of Finance & Strategy, Member of the Board of Directors
January 2022 - Present (2 years 10 months)
Shanghai, China

Head of Operations, Strategy and Finance. Active Member of the Board and Advisor to Management Team. Qnetic is working on making the future of

civilization better: grid-scale energy storage technology enabling the transition to wind and solar.

Johnson Controls
VP, Corporate Development & Strategy, Asia Pacific
January 2020 - March 2022 (2 years 3 months)
Shanghai, China

Lead strategy, corporate development including M&A, joint-ventures, implementation of strategy across Asia Pacific at Johnson Controls

Johnson Controls
3 years

Vice President & General Manager, North East Asia
April 2018 - March 2019 (1 year)
Shanghai, China

Responsible for all aspects of running the Building Technologies & Solutions P&L for Japan, Korea, Hong Kong, Macau & Taiwan.   Developed growth and profitability strategies, drove business transformation in an integrated portfolio that includes HVAC, Building Management Solutions and Marine.

Vice President Finance, Asia Pacific (BT&S)
April 2016 - March 2018 (2 years)
Shanghai, China

Responsible for the newly merged Johnson Controls & Tyco Finance organization (Building Technologies & Solutions). Lead the integration of the organization, transition of shared services to Dalian, achieved all financial and business synergies and achieve growth targets.

Stanley Black & Decker, Inc.
CFO, Asia
January 2015 - April 2016 (1 year 4 months)
Shanghai, China

In Commercial Excellence role, responsible for implementing commercial excellence strategies across Asia to drive margin and revenue growth. Subsequently worked with newly acquired JV to drive compliance, and various integration related issues. As CFO, responsible for driving financial and operational excellence across Asia, including upgrading of talent, instilling accountability and ownership within the finance organization, enabling change, and developing and standardizing operating discipline.

United Technologies, Climate Controls & Security

16 years 2 months

Vice President, Strategy & Business Development

October 2011 - June 2014 (2 years 9 months)

Shanghai, China

Responsible for the integration of Carrier Corporation & UTC Fire & Security businesses in AsiaPacific region, developing strategy and driving business transformation, leading M&A activity in a $5B+ ($3B consolidated) portfolio that includes HVAC, fire and security products and solutions. P&L ownership for over $1B of minority joint ventures across Asia, providing strategic direction, enabling compliance, managing partner relationships and creating avenues for business growth. Participated on the Board of Directors of multiple joint-ventures across APAC to drive strategy/partner relationships.

Vice President, Finance & CFO

January 2011 - November 2011 (11 months)

Shanghai, China

Responsible for driving business transformation, ensuring integrity of financial operations, information and systems of $2.5B+ ($1.5B consolidated) HVAC manufacturing & distribution locations over Asia, including budgeting, forecasting, financial planning and analysis, IT, financial accounting, management and business metrics reporting, tax, treasury and general accounting functions. During brief assignment to UTC Fire & Security, responsible for doing the same at their operations across Asia.

Participated as a member of Board of Directors for multiple joint-venture partnerships across APAC

Director, Finance / CFO (Asia Pacific)

July 2007 - December 2010 (3 years 6 months)

Shanghai, China

Responsible for financial operations of $600M+ manufacturing & distribution locations over China, Hong Kong, Taiwan & Malaysia. Responsibilities included all levels of financial reporting, general accounting, inventory control and measurement, risk management, payroll, information systems, credit, treasury and talent recruitment and development.

Director, Financial Planning

July 2005 - June 2007 (2 years)

Shanghai, China

Executive financial position responsible for financial, planning and analysis for ~600M+ Greater China and Malaysia manufacturing and distribution

operations. Activity included annual planning, monthly forecast and closing, internal business reviews, as well as external presentations to investors, customers & analysts.

Manager, Finance

January 2002 - June 2005 (3 years 6 months)

Managed newly acquired financial operations of $400+ million HVAC distribution companies, 45 locations over 5 states, and enabled successful integration. Responsible for AP, Credit, Financial Planning, Internal Controls & Pricing departments. Implemented cost savings to drive productivity in razor-thin margin distribution model, aggressively drove dealer receivables to improve cash flow. Guided organization successfully through post acquisition balance sheet and P&L cleanup and accomplished a pass internal audit rating with both internal and external auditors.
Communicated, conducted Business Practices training to guide and instill ethics values & enforced ethics policies.

Manager, Business Development & Acquisitions

December 2000 - December 2001 (1 year 1 month)

Responsible for service acquisitions across North America from identifying prospects that met corporate criteria, initial contact, negotiations, valuations as well as integration of acquisitions into existing operations. During tenure, closed 5 acquisitions in key geographic areas. Also defined and improved due diligence schedules for acquisitions to effectively analyze prospects, including involvement of existing cross functional experts to ensure coverage.

Manager, Finance (Aftermarket)

May 1998 - November 2000 (2 years 7 months)

Managed financial & operational duties related to $60M+ HVAC service & equipment P&L across Texas, New Mexico, Oklahoma, Arkansas and Louisiana. Remotely managed financial activity for 13 locations, including order processing, invoicing, accounts receivable, accounts payable and job order control.

Education

The Wharton School

Executive Education · (2019 - 2019)

UVA Darden Executive Education & Lifelong Learning

· (2009 - 2009)

Indiana University - Kelley School of Business
MS, Finance · (2007 - 2009)

University of Notre Dame - Mendoza College of Business
Master of Business Administration (M.B.A.), Finance / Marketing · (1990 - 1991)

Abilene Christian University
Bachelor's Degree, Management · (1986 - 1990)